
May 26, 2022

Yacov Geva
President and Chief Executive Officer, Director
G Medical Innovations Holdings Ltd.
5 Oppenheimer St.
Rehovot 7670105, Israel

Re: G Medical Innovations Holdings Ltd.
Registration Statement on Form F-1
Filed May 19, 2022
File No. 333-265089

Dear Dr. Geva:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Michael Davis at 202-551-4385 or Joe McCann at 202-551-6262 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Eric Victorson